AMENDMENT NO. 7

03010150

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24-10028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 1-A (a)

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

FEB 24 2003

AGRARIA, LLC
(Exact name of issuer as specified in its charter)

PROCESSED
T FEB 24 2003
THOMSON
FINANCIAL

North Dakota
(State or other jurisdiction of incorporation or organization)

Mark Watne, 1415 12th Avenue, SE, P.O. Box 2136, Jamestown, ND 58402-2136 (701) 252-2340
(Address, including zip code, and telephone number, including area code, of agent for service)

*The address and telephone number for the principal executive office is the same as the address and telephone number for the agent office set forth above.

5812
(Primary Standard Industrial Classification Code Number)

04-3694116
(IRS Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent Amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Lisa Swanson Faleide
5174 30th Street NE
Maddock ND 58348
(Business & Residential)

David Heinrich
8915 57th Street SE
Adrian ND 58472-9530
(Business & Residential)

Charles Linderman
Residential:
651 4th Street South
Carrington ND 58421
Business:
NDSU Extension Service
663 Hwy 281 N.
P.O. Box 219
Carrington, ND 58421-0219

Blaine Lundgren
7082 Highway 13
Kulm ND 58456-9705
(Business & Residential)

Terry Ulrich
10098 51st Ave SE
Ashley ND 58413-9312
(Business & Residential)

Richard Schlosser
8530 64th Street SE
Edgeley ND 58433-9734
(Business & Residential)

Woody Barth
2599 Co Rd 135
Solen ND 58570-9742
(Business & Residential)

Brad Weber
1941 67th Ave NE
New Rockford ND 58356-8701
(Business & Residential)

(b) the issuer's officers;

Blaine Lundgren, President
Lisa Swanson Faleide, Vice President
Terry Ulrich, Secretary/Treasurer

The Company's Board of Governors also appointed Mark Watne to the administrative position of "executive secretary" to handle administrative duties for the Company. The roles of this position are supplemental to the duties of the office of Secretary.

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

N/A

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

N/A

(f) promoters of the issuer;

The founders/organizers of the Company are stated below (addresses are stated above in paragraph a):

Blaine Lundgren
Lisa Swanson Faleide
Terry Ulrich

(g) affiliates of the issuer;

N/A

(h) counsel to the issuer with respect to the proposed offering;

Gunhus, Grinnell, Klinger, Swenson & Guy, Ltd.
500 Second Avenue North, Suite 514
PO Box 2783
Fargo ND 58108-2783

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No.

ITEM 3. Affiliate Sales

N/A

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen, and state the method by which such securities are to be offered.

The securities will be registered and will be offered in the State of North Dakota. As part of the North Dakota registration process, the Company will be registered as an "Issuer-Dealer" for purposes of this offering. Moreover, North Dakota law requires that two (2) persons be designated as sales agents for purposes of the offering. The two (2) individuals who have made application for sales agent status are Blaine Lundgren (President) and Mark Watne (executive secretary).

After its meetings in North Dakota, the Company may decide to make offers to persons in other states (Minnesota, South Dakota, and Missouri) pursuant to limited offering exemptions from registrations in those states.

The Company will offer the units to investors on a best efforts basis, without utilizing any underwriters. The Company will conduct informational meetings in North Dakota for the purpose of explaining the investment opportunity and answering questions. The Company will also mail an Offering Circular to persons who express interest. Tombstone advertising will be utilized. No commissions will be paid to any person in connection with the sales.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

N/A
No securities have been offered, sold, or issued by the issuer within the past twelve (12) months.

ITEM 6. Other Present or Proposed Offerings

N/A
The issuer or any of its affiliates is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

N/A
(a) No marketing arrangements exist for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Publication authorized by Rule 254 was used prior to the filing of this notification. The last date of publication and communication with prospective purchasers was July 26, 2002.

PART II - OFFERING CIRCULAR MODEL B

CROSS-REFERENCE SHEET

Item No. & Caption		Location in Offering Circular
1	Cover Page	Outside Front Cover Page
2	Distribution Spread	Outside Front Cover Page
3	Summary Information, Risk Factors and Dilution	Summary; Risk Factors; "Dilution" is not applicable
4	Plan of Distribution	Front Cover Page; The Offering and Plan of Distribution
5	Use of Proceeds to Issuer	Use Of Proceeds
6	Description of Business	Business
7	Description of Property	Business Section - Items G, O, P
8	Directors, Executive Officers and Significant Employees	Management
9	Remuneration of Directors and Officers	Not Applicable, but mentioned In Management Section
10	Interest of Management and Others in Certain Transactions	Not Applicable, but discussed on p. 31
11	Securities Being Offered	Description of Membership Units; Summary of Member Control Agreement

AGRARIA, LLC
1415 12th Avenue SE
PO Box 2136
Jamestown ND 58402-2136
Telephone: (701) 252-2340

Up to 30,000 Ordinary Membership Units ($100 per Unit)

Minimum Offering: 12,000 Units ($1,200,000) Maximum Offering: 30,000 Units ($3,000,000)

Agraria, LLC (the "Company") is offering a minimum of 12,000 and a maximum of 30,000 ordinary Membership Units ("Units"). The Company is selling the Units directly to investors on a best efforts basis, without using an underwriter. The minimum purchase for membership is 20 Units ($2,000). Units purchased by agricultural producers shall be designated as Class A Membership Units, and Units purchased by non-producers shall be designated Class B Membership Units. The Units are the same in all respects except that a majority of the Board of Governors must be comprised of Class A members. All members of the Company are entitled to one (1) vote on all matters submitted to a vote of the membership, regardless of how many Units owned. Transfers of Membership Units may occur only with approval of the Company's Board of Governors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES COMMISSION. ANY REPRESENTATION TO THE CONTRARY IS IN CRIMINAL DEFENSE.

THE UNITS OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN UNITS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" at pp. 4-9. These risks include the following:

- **Members of the Company may transfer their units only pursuant to the terms of the Company's Member Control Agreement, which requires that any transfer of units be approved by the Board of Governors.**
- **The Company, as a limited liability company, will be taxed as a partnership under federal and state tax law. As such, the Company itself will not be a taxable entity and all income and losses will be allocated to the members based on the number of units owned. The tax burden associated with allocations of income to a member could exceed cash distributions to that member.**
- **We have adopted a one-member, one-vote governance structure, so you will not have voting rights commensurate with ownership. Under the Company's Member Control Agreement, agricultural producers will hold a majority of the governor positions.**

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer or Other Persons
Per Unit	$ 100.00	$ 0.00	$ 100.00 (1)
Total Minimum	$1,200,000.00	$ 0.00	$1,200,000.00 (2)
Total Maximum	$3,000,000.00	$ 0.00	$3,000,000.00

(1) The Company itself will offer and sell the Units and will not pay any discounts or commissions. The Units are sold on a self-underwritten basis, and no commitments exist to purchase any Units as of the date of this Offering. All organizational and offering costs incurred by the company have been paid by the Ultimate Value-Added Cooperative and the issuer will not bear any such expenses.

(2) The proceeds will be held in escrow with the Bank of North Dakota until the minimum total offering has been sold and a commitment for necessary debt financing received; if those conditions are not satisfied by the termination date of this offering, all subscription proceeds will be returned promptly to the subscribers.

Approximate date of commencement of proposed sale to public: As soon as practicable after the Company's offering statement is qualified with the Securities & Exchange Commission, and the Company's registration of the securities with the State of North Dakota is effective. This offering will terminate on May 31, 2003, subject to a 90-day extension by the Company.

February ____, 2003.

TABLE OF CONTENTS

INTRODUCTORY STATEMENT

You should rely only on the information contained in this disclosure document. We have not authorized any other person to provide to you with any information that is different or contrary to that set forth herein. This Offering Circular is not an offer to sell the securities in any state where the offer or sale is not permitted. The information in this disclosure document is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this document. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should read this disclosure document in its entirety.

BUSINESS OF AGRARIA, LLC

1. *Overview of Background for the Project.*

The North Dakota Farmers Union ("NDFU") facilitated the formation of the Ultimate Value-Added Cooperative (the "Cooperative") to explore value-added opportunities for farmers. The Cooperative decided to study the feasibility of a farmer-owned restaurant business. The Cooperative retained the services of Cini-Little International, Inc. ("Cini-Little") to assess the feasibility of this new concept. Cini-Little prepared a Market Evaluation Study, a Concept Development Report, and a Business Plan. Cini-Little's reports indicate that a restaurant concept with ownership ties to farmers and direct supply chains from growers was feasible. Based on this study, the Cooperative caused Agraria, LLC to be organized, which will be the entity that owns and operates the restaurant business.

2. *Summary of Agraria, LLC Business Concept.*

Agraria, LLC presents a business concept intending to capitalize on the strong imagery of the family farmer. The driving force of the project is to develop a restaurant chain that is supplied, owned and operated by a family farm-owned company. A wholesome way of life, an environment that involves trust and security, harvest celebrations, and rejoicing over the abundance of good and natural foods are family farm images which can be utilized in a marketing plan to build a successful restaurant enterprise. The emphasis of supplying products with family farm connections will begin with items including pasta, bread, beef, bison, and dairy products. The products and dining environment offered by the restaurant will emphasize both an entertaining and instructional history of the family farm industry.

The restaurant will fall within the category of an "upper-medium" restaurant, sometimes more familiarly known as a "dinner house". This market segment is differentiated from other restaurants mainly by the higher quality of food, service, and ambiance being offered to guests. These heightened quality standards require an increase in the average meal price which further distinguishes the "upper-medium" restaurants from more traditional family restaurants. However, even with the increase in quality standards, the restaurant will remain below the category of fine dining or top gourmet restaurants.

3. *Restaurant Location and Expansion.*

The Company intends to initially open one (1) restaurant. The Company has entered into preliminary negotiations regarding a site in Washington, D.C. If for some reason this site is not secured through a long-term lease, the Company will review other sites already researched in the Baltimore, M.D., Washington, D.C., and Monterey, CA areas. Assuming the successful operation of the first restaurant, additional restaurant sites may be developed with the ultimate goal of creating a national restaurant chain that is primarily farmer- owned.

4. *Products and Services*

Although dinner will be the primary meal targeted, a substantial lunch trade may develop if the restaurant is located in a business or daytime entertainment location. The overall experience at an "upper-medium" restaurant is perceived to be higher than most other restaurants which allows for an up-charge to guests.

The restaurant's products and services will include the following:

(a) Retail component, to include the following:

- Bakery and dessert counter
- Home meals and specialty products
- Gift products
- Education elements

(b) Bar. The restaurant will house a separate bar area which will serve a limited food menu.

(c) Lunch. The restaurant will offer a lunch menu.

(d) Dinner. The restaurant will offer a full dinner dining menu.

(e) Catering. The restaurant will offer semi-private dining areas which will be available to be catered for larger private parties and business functions.

THE COMPANY

The Company was organized as a North Dakota limited liability company on July 11, 2002. Its principal executive offices are currently located at 1415 12th Avenue SE, Jamestown, North Dakota, and its telephone number is 701-252-2340.

A limited liability company has both corporate and partnership attributes. While providing limited liability for its members, it allows for income and losses to pass through to its members and is subject to partnership tax laws. Accordingly, the Company does not pay federal or state income taxes.

Under the Company's Member Control Agreement, annual meetings of members must be held. At such meetings, each member shall have the right to one (1) vote regardless of the number of Units owned.

Membership Units purchased by agricultural producers will be designated as Class A Units, and those purchased by non-producers will be designated as Class B Units. The Units are identical in all respects with the exception that at least a majority of the Board of Governors must be owners of Class A Membership Units.

Cash distributions from operations, allocations of net income and net losses, and liquidation proceeds shall be made to the Members in proportion to the Units owned (whether Class A or Class B).

The Member Control Agreement (attached hereto as Exhibit "B") controls the financial and governance relationship among the Members and the Company.

Transferability of Units is limited and may be done only in accordance with the procedures set forth in the Company's Articles of Organization and the Member Control Agreement.

SUMMARY RISK FACTORS

You should carefully consider the "risk factors" described immediately following this summary. As a start-up company, the Company is subject to numerous risks that are greater than those of an established company.

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy the Company's Membership Units. You should also consider the other information in this offering document. If any of the following risks actually occur, the Company's business, financial condition, operating results or cashflows could be materially adversely affected.

This offering document also contains certain forward-looking statements that involve risks and uncertainties. This is particularly true for the Company since the Company has not yet commenced operations. These forward-looking statements relate to the Company's future plans, objectives, expectations and intentions. The forward-looking statements may be identified by the use of words such as "expects", "anticipates", "intends", "plans", and other similar expressions. The Company's actual business and financial results could differ materially from those discussed in these forward-looking statements or the financial forecasts. Factors that could contribute to these differences include those discussed below and elsewhere in this document.

The Company Has No Operating History and Faces Uncertainties as It Commences Operations

The Company has no operating history, employees, or customer base. Therefore, it has no history evidencing its ability to develop and operate a restaurant business. The Company's ability to commence operations as planned will depend upon a number of factors, some of which are beyond the control of the Company such as responsiveness of lenders to requests for financing, responsiveness of government officials to applications for permits and licenses, and the timely completion of renovation/development work by contractors and professionals. Any delay in the development and opening of the restaurant would affect cashflow in a negative manner.

Operating and Market Risks

Operating Costs Could Be Higher Than Anticipated.
We could experience significant cost increases associated with the on-going operation of the business caused by a variety of factors, many of which are beyond our control. The two most significant expenses are labor costs and cost of goods sold. Labor costs can increase over time, particularly if there is any shortage of labor, or shortage of persons with the skills necessary for the restaurant. The cost of goods sold (primarily food and liquor costs) are subject to general economic conditions and market forces. Any change in the cost of goods sold, which cannot be offset through adjustments to menu prices, would directly affect the gross profit margin. We are also subject to changes in other operating costs, including utilities, payroll taxes, insurance premiums, marketing and advertising, and administrative and general expenses.

Revenue May Be Less Than Anticipated.
The two primary revenue components for the restaurant are the average check per customer and the number of customers patronizing the restaurant. The Company's net income is extremely sensitive to these two revenue components. Since the Company has not engaged in operations, there can be no assurances as to our actual average check or the number of customers. Such revenue components will be affected by general market fluctuations and economic conditions, along with the perceived value proposition offered by our restaurant.

The Company Faces Risks Because of Its Initial Single Restaurant Base

Since the Company will initially operate only one (1) restaurant site, the Company faces more risk than a diversified restaurant company operating in numerous sites. If the Company's single restaurant experiences local adverse economic conditions or marketing conditions are unfavorable, the Company obviously will suffer more adversely than if it had a diversified restaurant portfolio.

The Company Faces Uncertainties Respecting Site Selection

The Company has discussed non-binding lease terms for a site located near Capitol Hill, Washington, D.C. The Company presently has no resources available that would enable it to enter into a binding lease agreement for this site. There can be no assurances that the owner of the proposed site will wait until the Company is in a financial position to enter into a lease agreement. If the proposed site is not obtained, the Company will explore other sites - - most likely in the Washington, D.C., Baltimore, MD, and Monterey, CA areas. Consequently, there are uncertainties respecting the Company's site selection. If the Company is delayed in finding a suitable site, its timeline of development activities and pre-opening budget will be adversely affected.

Uncertain Debt Financing

If the proceeds of this offering are insufficient to fully fund the project, it will be necessary for the Company to obtain debt financing. The Company's escrow agreement requires, as a condition to the escrow agent releasing the escrowed funds to the Company, that the Company obtain a commitment for debt financing in an amount necessary to capitalize the project (see "Escrow Arrangement" on page 8). A commitment for debt financing will likely contain conditions that must be satisfied and therefore the lender commitment does not guaranty that a closing on the debt financing will actually materialize. Based on the Company obtaining the debt financing commitment and the satisfaction of the other escrow conditions, the subscription proceeds may be released from escrow and those proceeds expended for project expenses even though a final closing on debt financing may not take place due to the Company's failure to satisfy any conditions to such debt financing. If the necessary debt financing proceeds are not actually obtained due to the failure to satisfy specified conditions in the lender's commitment letter, the project would not be able to proceed and the Company then would likely dissolve. In the event of such a dissolution, the Company would disburse to its members (based on units owned) all available liquidation proceeds which could result in each member receiving back an amount less than the subscription proceeds paid in.

The Availability of Additional Funding is Uncertain

The Company expects that the net proceeds of this offering, combined with debt financing, will be sufficient to fund the Company's capital requirements through at least the next twelve (12) months. However, this may not be the case. The Company may be required to seek additional capital earlier than anticipated if:

- future actual cashflows from operations fail to meet the Company's expectations;
- costs and capital expenditures for restaurant development exceed projected amounts;
- market conditions or general economic conditions negatively impact the restaurant's performance.

If the Company is required to obtain additional capital through the issuance of additional equity securities, your holdings may be diluted.

Changes in Consumer Preferences or Available Discretionary Spending Dollars Could Adversely Impact the Company's Results

The Company's restaurant will feature family-style, American cuisine offered in an informal dining setting. Aside from whether the specific value proposition offered by the Company's restaurant is viewed favorably by consumers, the Company is affected by general shifts in consumer preferences, discretionary consumer spending, general economic conditions, disposable consumer income, and consumer confidence. Adverse changes in these factors could reduce customer traffic or pose limits on pricing. Any such results would materially adversely affect the Company's business and financial performance.

The Company Has Adopted a "Cooperative Governance" Structure of "One Member, One Vote"; Class A Members are Guaranteed to Hold a Majority of the Board Seats Regardless of Ownership

The Member Control Agreement provides that each Member shall have one (1) vote on all matters submitted to a vote of the membership regardless of the number of Units owned. This is the same governance structure as applies to farmer-owned cooperatives. Also, the Member Control Agreement provides that at least a majority of the Governors on the Board must be comprised of Class A Members - who are the farmer Members. Therefore, depending on the make-up of purchasers of Membership Units, it is possible that Class B Membership Unit holders will not have proportional representation on the Board of Governors.

The Company Does Not Have a Public Market for the Units and Does Not Anticipate that One Will Develop in the Foreseeable Future

There is no public market for the Units purchased by you. Any transfer of Units requires the consent of the Board of Governors. The Company does not have any intention of attempting to develop a public market for the Units. Therefore, investors in this offering may not be able to obtain liquidity respecting their investment, and they should expect to own the Units for an indefinite period of time. The Company intends to develop a fiscally responsible dividend payment policy, assuming satisfactory results, which will benefit the owners.

"Dram Shop" Litigation Risk

As a restaurant serving alcoholic beverages, the Company is also subject to a state's or the District of Columbia's "dram shop" statutes. These statutes generally impose liability on an establishment that serves alcoholic beverages to an intoxicated person who causes injury to another person. We intend to obtain liquor liability coverage as well as comprehensive general liability insurance (including product liability coverage). Nevertheless, there can be no assurances that any liability imposed as a result of a successful claim made against the Company would not exceed the Company's insurance coverages.

The Company Faces Risks of Food Safety Claims

Since the Company's business is providing food and beverages to customers, the Company risks complaints or litigation from customers alleging illness, injury or other food-quality concerns. In addition to payment of any monetary claims, any food-related claim would have adverse publicity, which would have a negative impact on the Company's reputation in the marketplace.

The Company and its Members are Subject to Federal Tax Risks

As a partnership for federal income tax purposes, we will pay no income tax at the Company level and members will pay tax on their proportionate share of the Company's net income. Because all taxable income of the Company will flow through to its members as their distributive share without regard to the amount of any cash distributions to members, your tax liability on your distributive share of the taxable income of the Company could exceed any cash distributions you may receive from the Company. If you do not receive distributions sufficient to pay the tax liability with respect to your distributive share of income or gain, you would be forced to pay tax liabilities out of your personal funds.

The Company expects that it will be treated as a partnership for federal income tax purposes (see "Federal Income Tax Consequences" on pp. 34-39 for substantive discussion of tax matters). We cannot assure you, however, that the Company will always be treated as a partnership in the event there are changes in the law or IRS interpretations, or trading in capital Units that could result in classification of the Company as a publicly traded partnership. If we are treated as a corporation rather than a partnership for federal income tax purposes, we would pay tax on our income at corporate rates, and any cash distributions paid to members would be taxed upon receipt. Because a tax would be imposed upon the Company at the entity level, the cash available for distribution would be reduced by the amount of the tax paid (currently, the maximum effective federal corporate rate is 35%). Reduced distributions could reduce the value of your capital Units.

OFFERING PRICE FACTORS

The offering price for the Units has been determined based on the consideration of many factors, including: (i) fixed assets costs; (ii) working capital needs; and (iii) start-up costs. The offering price for the Units does not represent the Company's estimate of the book value of the Units, the Company's net worth, or any other measurable determination of value. Therefore, the Company makes no representations, whether express or implied, as to the value of the Units offered hereby. There can be no assurances that such Units can be sold at either the offering price or any other price in the future.

THE OFFERING AND PLAN OF DISTRIBUTION

The Company is offering a minimum of 12,000 and a maximum of 30,000 Membership Units in this offering. The offering price is $100.00 per Unit. The Company is selling the Units to investors on a best efforts basis, without using an underwriter. There will be no commissions, underwriting fees, or expenses deducted from the offering proceeds. The Company has designated Mark Watne (executive secretary) and Blaine Lundgren (President) as sales agents under North Dakota law in connection with the offering. They will be responsible for selling securities on behalf of the issuer.

Mr. Lundgren and Mr. Watne, in offering the securities on behalf of the Company, will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The minimum purchase per subscriber is 20 Units ($2,000.00). All purchasers of Units must be members of both the North Dakota Farmers Union (annual dues of $15) and the Ultimate Value-Added Cooperative (one-time membership fee of $50).

The termination date for this offering is May 31, 2003; provided, that the Company's Board of governors may, in its discretion, extend the termination date up to an additional 90 days, or until August 31, 2003. The actual termination date (as possibly extended by the Company up to and including August 31, 2003) is hereafter referred to as the "Termination Date".

All monies will be held in escrow with the Bank of North Dakota until the Termination Date. If the minimum offering has not been subscribed for and a commitment for necessary debt financing received by the Termination Date, all subscription proceeds will be promptly refunded. See "Escrow Arrangement" below.

No subscriber will be allowed to purchase more than 10% of the subscribed Units absent approval of the Company's Board of Governors. Subscriptions will be accepted based on date and time of receipt, in the event of an over-subscription.

Governors and officers of the Company may purchase units in this offering, and are subject to the same restrictions, terms, and conditions applicable to all other subscribers.

ESCROW ARRANGEMENT

All proceeds of the offering will be deposited in an escrow account with the Bank of North Dakota. All subscription proceeds will be returned to the subscribers without interest promptly following the Termination Date if both of the following conditions have not been satisfied as of the Termination Date: (i) subscriptions for at least 12,000 Membership Units($1,200,000) have been received; and (ii) a lender commitment for necessary debt financing has been obtained(the amount of necessary debt financing is explained in the paragraph below).

The total capitalization for the project (which includes both debt financing proceeds and equity proceeds) has been determined to be $3.0 million. Therefore, the necessary debt financing is the difference between the total capital needs ($3.0 million) and the subscription proceeds raised in this offering. Accordingly, if the Company raises the minimum equity proceeds under this offering($1.2 million), it would need a lender commitment for debt financing of $1.8 million. The debt financing necessary will decrease dollar for dollar as equity proceeds exceed the minimum offering of $1.2 million up to the maximum offering of $3.0 million. For example, if subscription proceeds of $1.5 million are received, a commitment for debt financing in the amount of $1.5 million would be required by the Termination Date in order to satisfy the conditions of the escrow agreement and for the escrow proceeds to be released to the Company.

If subscriptions for at least the minimum proceeds (i.e., $1.2 million) of this offering have been received and a commitment for necessary debt financing (i.e., $3.0 million less the equity subscription proceeds received) has been obtained on or before the Termination Date, the Board of Governors will request the North Dakota Securities Commissioner to authorize the release of the escrowed funds to the Company in accordance with the terms of the Escrow Agreement. If both of these conditions are not satisfied by the Termination Date, the Bank of North Dakota will promptly return all subscription proceeds held in escrow without interest to the subscribers.

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SOURCES AND USES OF PROCEEDS

The following discusses the sources of funds for the Company's restaurant project along with the itemized uses of the equity capital raised in this offering.

Sources of Funds

The projected sources of capital for the Company are as follows :

	Minimum Subscription	Maximum Subscription
Subscription Proceeds	$1,200,000.00	$3,000,000.00
Debt Proceeds	$1,800,000.00	$ - 0 -
TOTAL SOURCES OF FUNDS	$ 3,000,000.00	$3,000,000.00

Uses of Proceeds of this Offering

The proceeds of this offering will be used as follows: [1]

	Maximum Offering [2] ($3,000,000)	Mid-Point [3] ($2,100,000)	Minimum Offering [4] ($1,200,000)
Building Lease deposit	$ 112,900.00	$ 112,900.00	$ 112,900.00
Pre-opening Paid Media Advertising and Promotional	$ 135,000.00	$ 135,000.00	$ 135,000.00
Landscape Cost	$ 20,000.00	$ 13,500.00	$ 6,900.00
Build-Out Finishes	$ 322,500.00	$ 217,000.00	$ 111,600.00
General - Construction			
Mechanical	$ 294,500.00	$ 198,200.00	$ 101,900.00
Life Safety & Fees	$ 321,700.00	$ 216,500.00	$ 111,300.00
Electrical	$ 172,000.00	$ 115,800.00	$ 59,500.00
Fixtures, Furnishings & Equipment			
Washroom Accessories	$ 37,600.00	$ 25,300.00	$ 13,000.00
Food & Bar Equipment	$ 483,800.00	$ 325,600.00	$ 167,400.00
Furniture & Fixtures	$ 303,200.00	$ 204,100.00	$ 104,900.00
Music, Artifacts and Signs	$ 64,500.00	$ 43,400.00	$ 22,300.00
Office Furniture & Equipment	$ 37,600.00	$ 25,300.00	$ 13,000.00
Electronic Cash Management	$ 78,500.00	$ 52,800.00	$ 27,200.00
Special Interior Design Highlights	$ 107,500.00	$ 72,300.00	$ 37,200.00

Smallwares and Pre-opening Costs			
Table Top	$ 60,000.00	$ 40,400.00	$ 20,800.00
Working Smallwares	$ 30,000.00	$ 20,200.00	$ 10,400.00
Menus, Uniforms, Etc.	$ 30,000.00	$ 20,200.00	$ 10,400.00
TOTAL DEVELOPMENT USES	$ 2,611,300.00	$ 1,838,500.00	$1,065,700.00
Working Capital Uses			
Opening Inventory (Food & Beverage)	$ 10,000.00	$ 6,700.00	$ 3,500.00
Initial Month's Rent	$ 40,000.00	$ 26,900.00	$ 13,800.00
Pre-Opening Labor	$ 140,000.00	$ 94,500.00	$ 48,600.00
Post-opening Operating Expenses	$ 40,000.00	$ 26,900.00	$ 13,800.00
Post-opening General and Administrative Expenses	$ 20,000.00	$ 13,500.00	$ 6,900.00
Cash/Contingency	$ 138,700.00	$ 93,000.00	$ 47,700.00
TOTAL WORKING CAPITAL USES	$ 388,700.00	$ 261,500.00	$ 134,300.00
TOTAL USES OF FUNDS	$ 3,000,000.00	$2,100,000.00	$1,200,000.00

(1) If a commitment for debt financing is not obtained as necessary to capitalize the Company, none of the equity proceeds will be expended but will be returned to the subscribers.

(2) If the maximum subscription proceeds are received, the Company does not plan to acquire any debt financing.

(3) If the "midpoint" subscriptions are received, the Company would need to borrow $900,000. Debt proceeds would augment equity proceeds for each of the itemized uses set forth above (with the exception of the lease deposit and pre-opening media advertising and promotion, which are assumed to be paid 100% from equity proceeds).

(4) If the minimum level of subscriptions are received, the Company would need to borrow $1.8 Million. Debt proceeds would augment equity proceeds for each of the itemized uses set forth above (with the exception of the lease deposit and pre-opening media advertising and promotions, which are assumed to be paid 100% from equity proceeds).

The foregoing discussion represents the Company's best estimate of its allocation of the net proceeds of this offering based upon the Company's current plans and estimates regarding its anticipated expenditures. Moreover, it assumes that the Company will need to pay from equity proceeds 100% of the Building Lease Deposit and Pre-Opening Advertising/Promotion and the remaining expenditures (for the mid-point and minimum levels) are funded with equity and debt proceeds on a proportionate basis. Contracts have not been entered into for any of the site work or purchases. Therefore actual expenditures may vary from the estimates, and the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories. Moreover, the arrangements with lenders may require the Company to totally exhaust its equity proceeds first prior to any debt proceeds being advanced, which would affect the actual uses of equity proceeds.

CAPITALIZATION

The following table sets forth our capitalization on a pro forma basis to reflect the issuance of Membership Units in connection with the minimum and maximum subscription proceeds of this offering, along with obtaining the respective amount of debt financing.

	Minimum Subscription	**Maximum Subscription**
Debt	$1,800,000.00	$ - 0 -
Membership Paid-in Capital	$1,200,000.00	$3,000,000.00
TOTAL CAPITALIZATION	$3,000,000.00	$3,000,000.00

BUSINESS

A. *The Involvement of North Dakota Farmers Union and the Ultimate Value Added Cooperative with the Project.*

NDFU

The North Dakota Farmers Union("NDFU") is a non-profit association organized under the laws of North Dakota. It was organized in 1926, and currently has approximately 37,000 members. Its purpose for existence is protecting the interests of farmers and cooperative education/development. It is governed by a board of 9 directors. Its principal place of business and office is located in Jamestown, North Dakota. NDFU was instrumental in the formation of the Ultimate Value Added Cooperative (the "Cooperative") in 2000, which was the impetus for the Agraria restaurant concept. It is not anticipated that NDFU will have a future relationship with the Company.

The Ultimate Value Added Cooperative

The Cooperative was created to identify, research and launch food business enterprises designed to provide opportunities for family farmers. The goal of such vertical integration by the family farmer is to allow the producer to capture a larger portion of the retail dollar spent by the consumer. In essence, by involving themselves in enterprises that "get closer to the consumer", the farmers hope to capture both additional profits and income stability, as compared to "farm gate" commodity sales.

The Cooperative currently has 73 members, and is governed by a board of 10 directors. Its principal office is located in the facilities of NDFU, and its expenses have been defrayed by NDFU or grant funds received by the Cooperative from state economic development agencies and the federal government(USDA).

The Cooperative decided to explore the feasibility of developing a farmer-owned restaurant, which would have a family farm theme, and promote products sourced from the family farm or farmer-owned associations. This concept was the impetus for the study conducted by Cini-Little discussed below.

The Company's future relationship with the Cooperative is discussed on p. 31 below.

B. ***Study Conducted by Cini-Little International, Inc.***

The Cooperative retained Cini-Little International, Inc. ("Cini-Little") to prepare a market evaluation study, a concept development report, a business plan, and preliminary site analysis as related to a farmer-owned restaurant. Cini-Little is an international food service/hospitality consulting firm with approximately 200 employees and 16 offices worldwide. Its headquarters office is located in Germantown, Maryland.

Cini-Little researched the various restaurant concepts in the marketplace, looking at multiple tiers and cuisine styles. It analyzed barriers to entry, and the market opportunity for a "farmer connected" restaurant theme. Cini-Little used its own restaurant industry intelligence, along with reports and studies from the National Restaurant Association, to conduct its study.

Cini-Little concluded that the most desirable market segment for the proposed restaurant is the "upper-medium" or "dinner house" segment. This segment allows for adequate pricing to provide quality products, good service, and an above-average setting.

Cini-Little recommended that the proposed restaurant concept should be located in a reasonably sized metropolitan area. Cini-Little reviewed relevant data for 67 cities throughout the United States, which included consideration of demographics, real estate costs, local economies, ability to locate near an Urban Entertainment Center, and other relevant factors. After synthesizing its data, Cini-Little identified five(5) primary cities that offered the best prospects for the restaurant, which are listed in alphabetical order as follows: Baltimore, MD; Denver, CO; Portland, OR: Sacramento, CA; and Washington, D.C. Upon completion of the site analysis, Cini-Little determined that Baltimore, MD was the most desirable location. Cini-Little concluded that Washington D.C. was also a very favorable potential location. Cini-Little, and representatives of the Ultimate Value Added Cooperative, personally visited approximately ten(10) possible sites within the Greater Baltimore urban core, a site in Washington D.C., and a site in Monterey, California.

Cini-Little is an independent consulting firm and has no affiliation with the Company, the Cooperative, or North Dakota Farmers Union. Fees paid to Cini-Little for the consulting services described above amounted to $25,600.

C. ***Formation of Agraria, LLC.***

After the conclusion of the market and business analysis by Cini-Little, the Cooperative's Board of Directors considered whether the Cooperative would own and operate the proposed restaurant or whether a separate legal entity should be created. It was determined that the Cooperative itself was not a viable entity due to cooperative tax principles, patronage requirements, and a cooperative's inflexible capital structure. Therefore, the Cooperative opted to organize a new entity for the proposed restaurant project, resulting in the organization of Agraria, LLC, as a North Dakota limited liability company. Certain members of the Board of Directors of the Cooperative were the organizers for the Company, and also serve on the interim board of governors.

D. ***Restaurant Theme and Concept.***

The Company is introducing a new restaurant concept that markets certain images of the family farmer including a wholesome way of life, a trusted source of food products, and plentiful quantities of good and natural foods. The name of the restaurant will be Agraria(assuming the Company's pending "intent to use" trademark application with the Patent and Trademark Office is registered).

It is intended that the Company's ownership will be primarily family farmers, family farm organizations, and others with a connection to family farms and rural communities. The Company will procure products from processors and distributors that are able to source product from family farms or farmer cooperatives. The Company has engaged in discussions with such processors and distributors, but has not entered into formal negotiations, preliminary or otherwise.

The restaurant's goal will be to relay an educational story to guests which emphasizes the wholesomeness and trusted source of the food products on the menu. This process will begin in the lobby area which will be decorated with both historic and modern murals of the family farm industry. Photos and stories of featured farms may be utilized. Family farm or product stories will be provided in the menu, on the table setting, or elsewhere in the restaurant. For example, an explanation of how wheat is grown and processed to make bread and pasta, or bison and beef cattle are grown and processed to make meat products.

E. ***Market Segment.***

The restaurant intends to compete in the "upper-medium" restaurant segment, commonly referred to as a "dinner house." In this market segment, the cuisine is often unique, including international, fusion, and a higher-grade of familiar fare. This market segment is generally known for more refined service and an interior design that is higher than average grade. The overall dining experience in the "dinner house" market segment generally allows for an up-charge to guests and results in a higher average meal price than traditional family restaurants.

The Company intends to attract a variety of guest types including families, couples, and business-oriented customers. The restaurant will strive to offer to its guests a dining experience that is representative of the "dinner house" market segment.

F. ***Site Selection.***

The Company has explored numerous sites in Baltimore, MD, Washington, D.C., and Monterey, CA. It is very interested in one site at 901 7th St. NW, Washington, D.C. that satisfies the Company's specifications for size, layout, and proximity to businesses and customer traffic to create adequate demand. The proposed site is a short distance from Capitol Hill and within a major business district. The owner/developer of the property has offered terms for a lease that appear to be satisfactory and within the expectations of the Company's consultants. The parties have not entered into a binding agreement, since the Company is not in a financial position to make a commitment until its equity drive and debt financing closes. The proposed leased premises will require substantial renovation, which the Company had projected for any site (the projected "Uses of Proceeds" at p. 9 categorizes the various costs). There can be no assurances that the Washington, D.C. site will be the restaurant's location upon a successful close of this offering and debt financing, since the developer may not wait for the Company and may lease the premises to another tenant. In such event, the Company would explore other sites it has researched within the greater Baltimore and Washington, D.C. areas, as well as the Monterey, California site.

The proposed terms for the Washington, DC lease site are summarized as follows:

1. Space. The proposed lease premises represent approximately 11,047 square feet (4,947 square feet on the first floor and 6,100 square feet in the basement level).

2. Rent.

   (a) **Basic Rent**. The proposed rental rate is $48.00 per square foot, resulting in monthly rent payments of approximately $44,000.

   (b) **Percentage Rent**. In addition, it has been proposed that the Company pay as additional rent 8.5% of gross sales in excess of the "natural breakpoint" (which is determined based on the average gross sales per square foot of space for comparable restaurants in the same geographic area). Current discussions have determined a "natural breakpoint" for the proposed site of $6,238,305.

   (c) **Annual Increase in Basic Rent**. The Basic Rent has an annual escalator of 2%, so that each year the Basic Rent will increase by 2%.

   (d) **Commencement Date**. Rent payments would not commence for a period of 180 days from the commencement date of the lease.

3. Utilities, real estate taxes, and common area expenses. The lease proposal requires the Company to pay all utilities, and its proportionate share of the real estate taxes and common area maintenance expenses. The proportionate real estate taxes would be determined based on the actual square footage of the first level space only. Moreover, the Company is responsible for all maintenance and repairs for the leased premises.

4. Term. The proposed lease is for a period of ten (10) years, with the option to renew for five (5) additional years on the same terms and conditions.

5. Contingency. The lease would be contingent upon the Company obtaining a liquor license and required government permits for the proposed construction.

The above terms are subject to change, as the Company and developer engage in further negotiations. Moreover, there can be no assurances that the landlord will not lease the premises to another tenant, in light of the time issues associated with the Company securing debt and equity financing.

G. *Restaurant Facilities and Layout*

1. **<u>Lobby Area</u>**. Guests will be greeted immediately upon entering the restaurant's lobby. A welcoming staff will be trained to be very personable and strive to engage in an enjoyable conversation with the guests. The goal will be to provide a much higher than normal personalized welcome that earns guest loyalty and repeated business.

   The lobby area will be adorned with both historic and modern imagery respecting the family farm industry. This background may be a combination of murals on the wall as well as a variety of hands-on displays. Background television monitors showing PBS-style family farm reports is also an option that will be investigated. The restaurant's goal will be to relay an educational story to guests which highly impresses the fact that the owners of the restaurant represent a very large association of farm families pursuing a livelihood in the agricultural industry.

   From the lobby area, the bar area and the retail area will be visible and freely accessible which will help to alleviate congestion in the lobby. The Company intends to provide up-selling and extra services in the lobby including offering drink service, providing menus for guests to review prior to being seated, and providing sampler food products.

2. **<u>Retail Area</u>.** The Company intends to include a retail area in the restaurant which would be accessible from both the lobby and dining areas. Optimally, the retail area will also have a view from the street-side to attract pedestrian traffic.

   A retail component would be complimentary to the restaurant and have a focus on specialty food products. The service counters for the retail area would be actively staffed at all times for tasting and sales.

   Items to be considered for retail sales include the following:

   - <u>Bakery and Dessert Counter</u>. Bakery products, pastries, and sweets would be offered.

   - <u>Home Meal Counter</u>. Raw pasta, bottled sauces with unique flavors, make-at-home meal packages, jams, jellies, syrup and specialty condiments would be offered.

   - <u>Gifts</u>. Various packaged food products, freeze-dried products, wines, and limited retail specialty products (quilts, cookbooks, crafts, etc.) would be offered.

   In addition, the retail store area would include education/entertainment features, such as a pasta-making display, a farm family video, grain sample bins and other educational items.

3. **Bar Area.** The bar area may have various design configurations based on the building layout. The bar area will be one that emphasizes comfort with lounge-style seating and a high-end atmosphere. The intended utilization of the bar area will be principally for socializing with beverages although a light appetizer menu will be offered. Wine display and wine sampling will be an additional promotion in the bar area.

4. **Main Dining Area.** The main dining area will have a family dining room atmosphere. "Home feeling" furniture will adorn the dining area with various furniture pieces being used as partitions for extra dining privacy. The furniture, fixtures, and decor will be as typically found in dining rooms including wallpaper designs, lighting, crown moldings, living room rugs, china cabinets, quilts, etc.

   Minor educational elements will be provided to promote brand enhancement. This will include family farm or product stories provided in the menu, on the table setting, or even embedded into the table top. Every table will have a different family farm story provided in an unobtrusive table tent display. These will be personalized stories of family farms, emphasizing the educational element of the restaurant, while soft-selling customers to different products.

5. **Semi-Private Dining Area.** The semi-private dining area will be closed off by either full or half-glass walls to provide privacy and noise reduction from the main dining area. The private dining area will be broken into a series of smaller rooms, or ideally, be able to be partitioned so that the smaller rooms may be opened into one large room to accommodate significant-sized parties. The semi-private dining area will be dedicated to larger private parties and business group functions.

   A menu tailored for each corporate group of patrons will be available. Such menus will offer a limited set of selections (pre-selected from the main menu in advance by the customer) to attract the corporate or large group banquet meetings. This option will allow the customer group to have several meal choices for their guests while also maintaining a reasonable budget.

6. **Kitchen/Production Area.** The kitchen/production areas will include all storage, preparation, production, offices, janitorial, mechanical, and electrical rooms, servicing and other functions for support to the dining and bar areas. The kitchen will be styled as a semi-open kitchen allowing patrons a view of the finishing cooking and servicing areas.

7. **Building Component Sizing.** The Company projects that a total leased building space of 10,690 square feet will be required for the restaurant. The dining room area will require 3,740 square feet and accommodate approximately 170 guests. The semi-private dining areas (2-3 rooms) will occupy 1,600 square feet and account for an additional 80 seats. The bar area will be sized at 850 square feet with approximately 50 seats. Of those 50 seats, approximately 20% of the seating will designated as bar counter seating. The retail area will require approximately 600 square feet, and the kitchen/production area will occupy the largest portion of the building premises at 3,900 square feet.

H. *Restaurant Cuisine*

1. **Menu Strategy**. The family farm restaurant concept will be driven by the excellence of the menu and food product emphasizing the unique sourcing of the product and the restaurant's ability to offer top-grade ingredients and preparation. The menu will consist of "All American" food with an emphasis on pasta, meats, and regional specialties. The menu will be organized with a combination of a la carte main items and "family style", or large dishes, to be shared around the table for side dishes and some specialty products. This ordering style has been popularized with some successful dinner house restaurants and will fit particularly well with the Company's family farm concept.

   One of the restaurant's menu strategies is to develop "signature items," for which it is known. The family farm product-sourcing theme presents an advantage for highly familiar items such as meats, pastas and breads with the emphasis on quality and great taste. Offering substantial menu variety increases customer satisfaction and purchase potential; however, it is important to temper the wide-variety of products by maintaining a reasonable food cost. The restaurant's operational team will strive to maintain the food cost standard while not losing sight of trying to provide a reasonable variety of products to patrons. The restaurant will give special care to the children's menu in order to maintain the goal of being a family restaurant business. The restaurant will attempt to make children's meals familiar and fun. Creative ideas for children's meals will be included such as storylines on children's menus, quotes of what children on farms do in a typical day, and other educational items.

   The restaurant menu will be reviewed and refreshed often, particularly in the early testing of the restaurant concept's acceptance by the public. Seasonal menu items will be highlighted to generate continued public interest in the menu.

2. **Menu Concept.** The following describes the menu concept direction for each type of menu item.

   - Soup, Salad & Appetizer. The appetizers will include fresh salads with meats. Uniquely flavored side breads will be promoted as signature side items including Parmesan and sun-dried tomato, three-cheese, garlic, etc. Soups will have a wider than average variety including those emphasizing meats and vegetables along with cream-based soups. Freshly-baked breads or rolls will be offered to each table.

   - Entrees. Entrees will focus on the freshest steak, chicken and specialty meats (i.e., lamb and bison). Steak will be a focus and will include items for prime rib, ribeye, tenderloin, New York strip, and filet mignon. There will likely be a burger option for the children's menu.

     A variety of pasta will also be highlighted as a key entree offering. Different sauces in combination with different pasta types may serve as a mix-and-match option for guests allowing the creation of personalized pasta combinations.

- Side Dishes. Side dishes will be promoted in "family-style" dining portions and will include such items as potatoes, wild rice and vegetables.

- Desserts. The desserts will focus on fresh fruit in combination with bakery products. Cobblers, bread puddings, cheesecake, fruit shortcake, and the like will be emphasized.

- Beverages. The restaurant intends to have an extensive wine list with special emphasis on wineries of family farm origin. Other beverages will include natural sodas, flavored ice teas, and a variety of alcoholic and non-alcoholic offerings.

3. **Pricing.** The restaurant will strive to be in the lower-end pricing structure of dinner house restaurants. This lower-end pricing will allow the restaurant to target the family market more than the high-end dinner guest. Assuming exceptional food quality and abundance through family-style dining (often resulting in substantial take home "doggy bags"), the price-value relationship should be highly competitive.

   Lunch pricing for main course combinations will range in price from $7.00-$13.00. Dinner will have only slightly higher prices with a range from $9.00-$15.00. Appetizers, desserts, soups and salads will also be priced very reasonably to attract purchases of these additional items.

   Projected average check per guest for all customer types (including bar, catering, and main dining) will be $16.80 for lunch and $22.97 for dinner.

I. *Service Excellence.*

Even if the food is satisfactory to the consumer, a guest's visit and perception of the restaurant could be ruined by one minor negative service experience. Such service errors can often occur and are usually the result of non-attentiveness by staff. Such poor service may provide the guest with one negative element for which the entire dining experience will be remembered and commented upon to others.

The Company will train its staff to emphasize attentiveness to guests which realistically takes a minimal amount of staff time yet substantially increases customer satisfaction and promotes repeat business. Chefs visiting tables to inquire on the meal, waiters who spend time getting to know the customers, hostesses providing a hospitable welcome and send-off, are all examples of service methods that the Company intends to utilize.

J. *Restaurant Operations*

1. **<u>Restaurant Management</u>.** The Company's Project Manager (Amy Phillips), who is experienced in both project development and restaurant operations management, will hire an Operations and Development Team which will consist of, at a minimum, a General Manager and two Assistant Managers. The Operations and Development Team will prepare the restaurant for opening. A few months prior to opening, the Company will hire an Executive Chef to prepare the restaurant's initial menu.

a. **General Manager**

The General Manager will provide professional management to our guests and staff in the casual fine dining room. A primary focus of the restaurant will be directed toward enhanced table dining service at the casual fine dining level. The General Manager will supervise and train personnel in casual fine dining service techniques. Minimum prerequisites for the General Manager position will include: a minimum of 5 years of experience in the management of food service, a degree in a related field, food service handler certification, knowledge of HACCP (i.e., Hazard Analysis & Critical Control Point) standards, and strong leadership, team building and training skills.

b. **Assistant Managers**

The Assistant Manager positions will assist the General Manager with the daily operation of the restaurant. The General Manager must have the ability to supervise and train a quality, diverse team in order to maintain high quality restaurant service standards. Minimum prerequisites for an Assistant Manager position include: a minimum of 2-4 years supervisory experience in a fine dining or upper-medium tier restaurant, bachelor's degree, excellent guest service skills, experience in financial accountability

c. **Executive Chef**

The Executive Chef or head chef generally undertakes both supervision and cooking. The Executive Chef will facilitate staff meetings and receive or issue instructions to other managerial staff. The Executive Chef will also be involved in food preparation, assisted by other cooks or apprentices. The Executive Chef must retain excellent cooking knowledge as well as a general knowledge of the skills and tasks required of all other restaurant staff. Minimum prerequisites for the Executive Chef position include: degree in culinary arts or four or more years experience in food production management, food service handler certification, knowledge of HACCP standards, skilled in menu development with budgeted food costs, and strong experience in training culinary staff.

d. **Employees**

The Company will operate the restaurant based upon two shifts per day. The first shift will cover lunch, and the second shift will cover dinner. In addition to the salaried managerial positions of General Manager, Assistant Manager (2), Executive Chef, and Sous Chef, the Company anticipates that it will hire 32 hourly wage employees for the first shift and an additional 44 hourly wage employees for the second shift.

2. **Recruiting.** The Company currently has no employees. The Company will recruit locally in the daily newspaper, nationally via trade publications and recognized websites, and will post positions with the local colleges and universities with restaurant management or culinary curricula.

The Senior Staff applicants will be interviewed by the Project Manager, and if/when warranted, interviewed via video-conference by a member of the Board of Governors.

The Company intends to offer competitive benefits which likely will include health insurance, paid vacation, 401(k) plan, life insurance, and other benefits generally afforded in the restaurant industry. The scope of these benefits, and the wage scale in general, will be determined by the Company's Board of Governors.

3. **Training**. The Company will utilize clearly stated job descriptions which will help the trainees to understand what skills are required to be successful in each particular employment opportunity. For part-time employees, each job description will provide an actionable list of what must be completed by the employee during his or her work shift.

The Project Manager and Senior Staff will author a comprehensive training manual in concert with Cini-Little. This training manual will set out all job descriptions, expectations, responsibilities, roles, side duties and scenarios. It will include the Agraria story, family farm stories and stories for the signature items, along with plating and service instructions.

Senior Staff will work directly with the Project Manager for two weeks to learn all systems, controls, scenarios, stories, methods and means of engaging the guests and staff. Senior Staff will work directly with line employees for one week and then turn the employees over to a mentor/trainer employee for an additional week. At the end of this three week training period, the new employees will evaluate their progress as well as be evaluated by a Senior Staff member and a training employee prior to assuming full responsibilities. Additional training may or may not be recommended.

To retain and evaluate employees, the Company will utilize job evaluations. Quarterly or semi-annual evaluations will be provided to each employee at the restaurant. Specifically, the written job descriptions provided as part of each employee's training will make the evaluation process as smooth as possible as both the employer and the employee will be able to discuss the specific points on review as well as how the performance points were carried out.

K. *Marketing*

The Company anticipates a soft opening prior to the Grand Opening. The soft opening (anticipated to be two weeks) allows for training in a less intense environment.

Pre-Grand Opening marketing will include:

- Advertising in appropriate periodicals, radio and televison
- Direct mail campaign to targeted list of civic leaders, businesses, restaurant owners/managers, private individuals, associations, suppliers and family farmers in the greater metropolitan area
- A press and appreciation party prior to opening will be scheduled to include individuals from the above-mentioned direct mail campaign

The General Manager and Project Manager will research and retain a public relations firm to assist in the publicity and pre-opening marketing.

Promotions and special events will be advertised on table tents and displays in the restaurant which will encourage guests to return. A customer database will be generated by offering guests future discounts and specials in return for receiving their contact information. The specials will be offered both on the restaurant's internet website and via direct mail. Birthday cards, with certificates or special offers, will be a significant part of the marketing effort. Holiday promotions and special events will be designed to attract guests as well as media attention.

The primary emphasis of the marketing will be directed toward current guest lists. In the restaurant business, repeat guests are the life-blood of a successful business. Repeat guests are the most effective group to target because this group has already shown interest in the concept and demonstrated that the location works for them. Of course, while visiting the restaurant, the dining experience itself is the marketing. If guests are fed, served and treated well, they are likely to return. Satisfied guests hopefully will also recommend the restaurant to others.

L. *Purchasing.*

A theme of the restaurant will be to emphasize and promote products that are family farm based. Family farm based products emphasized initially will include pasta, bread, beef, bison, and dairy products. Although the restaurant will find it impossible to have all products directly linked to family farms, the goal will be to achieve family farm supply lines for key products. To maintain the integrity of the goal of promoting family farms and their products, a key strategy will be to continually look for new opportunities to increase participation by family farm groups. The restaurant may add regional menu items that provide a special feature and linkage to the local agricultural market. The restaurant will emphasize farmer-related brands (whether through cooperatives or other organizations) which may yield some corporate sponsorship for the restaurant. A continuing goal will be to obtain high quality ingredients and other supplies and services for the restaurant's operations from reliable sources at competitive prices.

The Ultimate Value Added Cooperative(prior to the formation of the Company) engaged in discussions with a variety of source verified suppliers of the restaurant's proposed signature items—beef, pasta, flour for bread and bread products, pork, lamb, buffalo, produce, poultry, and dairy products. All of these suppliers have distribution channels which could supply products to the restaurant. Moreover, all of these suppliers procure raw material from family farms(and in many cases are cooperatively owned by farmers). The Company intends to procure food products from these suppliers and other distributors.

M. *Competition*

The restaurant industry is intensely competitive with respect to price, service, the type and quality of food offered, location and other factors. The Company will have many well-established competitors, both nationally and locally owned, with substantially greater financial resources and a longer history of operations. The Company will also compete with other restaurants and retail establishments for sites. Changes in consumer tastes, economic conditions, demographic trends and the location and number of, and types of food served by, competing restaurants could adversely affect the Company's business as could the unavailability of experienced management and hourly employees.

N. *Government Regulations*

The Company will be subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of a restaurant. These regulations include matters relating to environmental, building, construction and zoning requirements and the preparation and sale of food and alcoholic beverages. The Company will also be licensed and subject to regulation under state and local fire, health and safety codes.

The Company will be required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and/or municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of a restaurant, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. The failure of the Company to receive or retain a liquor license in a particular location could adversely affect the restaurant.

The Company will also be subject to "dram-shop" statutes in the state in which the restaurant is located. The "dram-shop" statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. Although the Company will carry liquor liability insurance as part of its comprehensive general liability insurance, a judgment against the Company under a "dram-shop" statute in excess of the Company's liability coverage could have a material adverse effect on the restaurant.

There are numerous federal and state laws governing the Company's employment relationships and the manner in which the Company generally does business. Some of these laws include the Americans With Disabilities Act, OSHA, and food safety laws. While the Company will strive to comply with all applicable federal and state laws, there can be no assurances that a violation of any of these or other laws will not occur. If such a violation does occur, there can be no assurances that any liability imposed as a result of a violation by the Company would not exceed the Company's insurance coverage and would not significantly hinder the Company's financial stability.

O. *Description of Property*

The Company will acquire certain fixtures, furnishings and equipment, along with supplies, as further set forth in the Uses Of Funds on page 10. Moreover, the Company will have a leasehold interest in its restaurant site.

P. *Intellectual Property*

The Company will attempt to trademark the name "Agraria" with the United State Patent and Trademark Office and has made application based on an "intent to use." There can be no assurances that trademark registration status will be granted. However, even If the Company is able to obtain the trademark, the Company cannot predict whether the trademark will be adequate to prevent misappropriation of the trademark rights or the use by others of the restaurant features based upon, or otherwise similar to, the Company's restaurant concept. It may be difficult for the Company to prevent others from copying elements of the Company's restaurant concept, and any litigation to enforce the Company's trademark rights will likely be costly. In addition, any other local restaurant operations with names similar to that used by the restaurant may try to prevent the Company from using the trademark in that locale.

Q. *Management's Plan of Operations and Timeline of Activities*

Subject to the success of the offering to investors, the Company has developed the following timeline for business development activities.

1. Debt Financing

The Project Manager will contact interested lending institutions, and commence the loan application process in the month of February 2003. It is anticipated that a closing of debt financing (to the extent necessary) will occur shortly after the close of this offering.

2. **Negotiation of Lease; Site Selection**

The Company has discussed non-binding terms for a proposed lease site at 901 7th St. NW, Washington, D.C. It is anticipated that a lease agreement will be finalized, subject to financing, in February 2003. If for some reason, this site becomes unavailable, the Project Manager will immediately commence negotiations for other suitable sites. A deposit will be required in connection with the lease agreement (estimated to be $112,900). The Company would not pay the deposit until its equity and debt financing is secured.

3. **Retention of Design and Build Team**

Interviews for the design and build team will occur in January - February 2003, with the selection and negotiation of fee agreements completed by February 2003. The site design work will commence as soon as debt and equity financing is closed. Total design fees are estimated to be approximately $267,000.

4. **Application for Business License and Liquor License**

The Project Manager will commence the application process for a business license and liquor license in February 2003. It is anticipated that these applications will be granted within 30-60 days of submission. The costs for such applications are estimated to be approximately $1,300.

5. **Senior Management Search**

The Project Manager will commence a search for senior management in approximately March 2003. The Company anticipates hiring an executive chef approximately four months prior to the proposed opening date, and a general manager approximately two months prior to the opening date. The costs of these pre-opening hirings will be dependent on the salary agreed upon for each position pre-opening. The pre-opening total cost is estimated to be $23,700 for all senior management. Written contracts will be negotiated if deemed appropriate.

6. **Construction and Renovation Work; Equipment Furnishings Purchases**

Construction on the site is expected to start in May 2003, assuming equity and debt proceeds are available. Prior to commencing such work, the design/build team will negotiate contracts with contractors and vendors. Renovation should be completed within 90 days. Equipment furnishings/purchases will be made periodically throughout this time frame. The itemized costs of the various construction and equipment/furnishings are set for in the "Uses of Proceeds" under the "Maximum Offering Column."

7. **Pre-Grand Opening, Public Relations, Media Advertising**

The Company intends to engage in pre-opening advertising and promotion approximately eight weeks prior to the commencement of operations. The estimated cost of this is $135,000. A pre-opening will occur approximately two (2) weeks prior to a grand opening.

8. **Food Procurement Relationships**

The Company, upon the close of it financing, will work to develop satisfactory relationships with suppliers and distributors of food products for the restaurant. For certain "signature" food items (meats, pasta, bread and dairy), the Company will establish quality and source specifications that are consistent with its business goals - - in particular, high quality food and linkage to the family farm. There are no anticipated costs associated with establishing these procurement relationships, other than normal labor costs of employees who will spend time developing the relationships.

9. **Hiring of Non-Management Employees**

All non-management employees will be hired approximately four (4) weeks to the opening date. These employees will be trained during the pre-opening period. The pre-opening cost for these employees is estimated to be approximately $115,000.

10. **Commencement of Operations**

Within six (6) months of the close of financing, the Company intends to commence actual operations of the restaurant. The restaurant will be open seven (7) days a week, and hours for the restaurant/bar are expected to be 11:00 a.m. to 11:00 p.m., and hours for the bakery/retail shop 7:00 a.m. to 11:00 p.m. The restaurant is expected to accommodate approximately 170 guests in the public dining room, 80 guests in semi-private dining areas, and approximately 50 seats in the bar area. After commencement of operations, the Company will focus its attention on managing the business. The costs associated with the commencement of operations (beginning inventory, first month's expenses, and pre-start labor) are projected to be approximately $250,000 (<u>see</u> "Working Capital Uses" section of "Use of Proceeds of This Offering" on p. 9 - - under Maximum Offering column).

The project development costs and certain pre-opening costs are estimated to be approximately $2,600,000 (<u>see</u> "Uses of Proceeds of This Offering" at p. 9 - - the Maximum Offering column).

11. **Capital Resources**

Assuming the successful completion of this offering and related debt financing, we expect to have sufficient cash on hand to cover all pre-opening costs and to provide adequate working capital for the first twelve (12) months of operations.

MANAGEMENT

Executive Officers and Governors

Set forth below is certain information concerning the Company's officers and governors on the interim Board:

Name and Address	Age
Woody Barth, Governor 2599 Co Rd 135 Solen ND 58570-9742	41
Lisa Swanson-Faleide, Vice President/Governor 5174 30th Street NE Maddock ND 58348	43
David Heinrich, Governor 8915 57th Street SE Adrian ND 58472-9530	52
Charles Linderman, Governor 651 4th Street South Carrington ND 58421	57
Blaine Lundgren, President/Governor 7082 Highway 13 Kulm ND 58456-9705	43
Richard Schlosser, Governor 8530 64th Street SE Edgeley ND 58433-9734	53
Terry Ulrich, Secretary/Treasurer/Governor 10098 51st Ave SE Ashley ND 58413-9312	45
Brad Weber, Governor 1941 67th Ave NE New Rockford ND 58356-8701	42

Each of the above individuals has served as Governor since the formation of the Company on July 11, 2002. They will continue to serve in that capacity until the first meeting of the members, at which time a permanent Board will be elected in accordance with the Member Control Agreement. The members, at that meeting, will determine the number of Governors and the length of terms. A member meeting date will be established by the Board of Governors following a successful closing of this offering. After the election of the first permanent Board, the Governors will elect officers for the ensuing year.

No remuneration has been paid to the Governors or officers of the Company as of the date of this Offering Circular.

No Employment Agreements have been entered into with any members of management; provided, that the Ultimate Value-Added Cooperative has entered into a Consulting Agreement with Amy Phillips for the benefit of the Company (see pp.29-30).

The Board of Governors has created the position of "executive secretary" and appointed Mark Watne to fill this position. In this role, Mr. Watne has and will perform administrative functions for the Board of Governors during its organizational efforts. The position has no defined substantive powers pursuant to the Company's organizational documents, and exists at the discretion of the Board of Governors. Mr. Watne is not compensated by the Company for his efforts.

(Unless other indicated below, all Governors have served in their described occupations for at least the past five (5) years).

Woody Barth. Mr. Barth is a farmer and rancher producing corn, small grains, forages, and maintains a cow/calf operation. He is a graduate of Bismarck State College(1981). He has served as Chairperson of the North Dakota Credit Review Board (1989 to present), Chairperson of Flasher Community Credit Union (1990 to present), Chairperson of National Farmers Union Policy and Action Committee (2001), and Board Member of Flasher Farmers Union and Elevator (1987-99) Mr. Barth is a governor of the Company.

Lisa Swanson-Faleide. Ms. Swanson-Faleide is a free-lance writer and literary journalist, whose topics focus on rural life, local food systems and food policy, religion, and social justice issues. Ms. Swanson-Faleide has worked for several local newspapers and other publications. She has also served as a lay pastoral assistant for a nearby parish, and has served in similar capacities for several area churches. Ms. Swanson-Faleide and her husband practice conservation agriculture on their small family farm near Maddock, North Dakota. She has an Associate of Arts degree from Lake Region State College (2001), and is scheduled to earn a Bachelor of University Studies degree from North Dakota State University in December, 2002. Ms. Swanson-Faleide serves as Vice-President and governor of the Company.

David Heinrich. Mr. Heinrich is a farmer/rancher producing soybeans, corn, alfalfa, wheat and oats. He is a graduate of North Dakota State University (1973). He is the current President of Farmers Union Oil & Grain and has served as a director for that cooperative for the past 22 years. He is also the current President of Adrian Equity Elevator Cooperative and has served as a director for that cooperative for the past nine (9) years. He is a current Director of Dakota Beef Cooperative (1998 to present). Mr. Heinrich is a governor of the Company.

Charles Linderman. For the past twenty-six (26) years, Mr. Linderman has operated a diversified grain farm. Over the past one (1) year, he has also served as a Livestock Waste Management Specialist for NDSU Extension Service. Prior to engaging in his farming career, he was employed for two (2) Years as a civil engineer with the United States Army and for five (5) years, as an agricultural engineer with USDA Research Service. He holds a Bachelor of Science degree in agricultural engineering from NDSU (1967), and a Masters of Science degree in agricultural engineering from NDSU (1968). He is a Registered Professional Engineer in North Dakota. Mr. Linderman is President of the Foster County Farmers Union (1982 to present), a Director on the Farmers Union Oil Company of Carrington Board (1981 to present; Secretary since

1992), a Director of the Foster County Ag Improvement Association (1996 to present; Treasurer from 1999 to present), and former Director of the North Dakota Soybean Council (1993-99). He is also a former North Dakota State Representative, having been elected to four (4) two-year terms (ending in 1992). Mr. Linderman is a governor of the Company.

Blaine Lundgren. Mr. Lundgren has been a small grains farmer since 1979, producing wheat, barley, corn, soybeans, sunflowers and flax. He holds an Associate Degree in Agriculture from Bismarck State College (1979). He is a director and President of the local Farmers Union Oil Company (1990 - present), Vice-President of Allied Agronomy LLC (2001-present), Vice-President of the LaMoure County Farmers Union (1993-present), and Township Clerk/Treasurer (1986-present). Mr. Lundgren serves as a governor and President of the Company.

Richard Schlosser. Mr. Schlosser operates a diversified family farm, raising primarily hard red spring wheat and soybeans. Mr. Schlosser obtained his degree in education from North Dakota State University. He is currently a director and Vice-President of North Dakota Farmers Union (1997 to present), and on a director for Dakota Valley Electric Cooperative (1994 to present). Mr. Schlosser is a governor of the Company.

Terry Ulrich. Mr. Ulrich has operated his diversified farm/ranch since 1982, raising wheat, oats, flax, sunflowers, crambe, corn, alfalfa, and a cow/calf operation. He obtained his Bachelor of Science degree from North Dakota State University in 1980. He has been active in various Farmers Union associations, including President of the McIntosh County Farmers Union (1998-present) and Director for District #6 of the North Dakota Farmers Union (1998 to present). He has served in numerous community service positions, including Director of Ashley Job Development Authority (1994-98), Vice-President of Ashley Job Development Authority (1998), Wind Energy Development Steering Committee (2001), and Marshall Foundation Cultural Exchange Program (2000). He has also received numerous agricultural awards. Mr. Ulrich serves as a governor and Secretary/Treasurer for the Company.

Brad Weber. Mr. Weber has farmed for the past twenty-one (21) years in Eddy County, North Dakota. He primarily raises wheat, barley, sunflowers, canola and soybeans. He graduated from North Dakota State University. He has served as a Director on the New Rockford Township Board of Supervisors (1995-present), the Farmers Equity Elevator in New Rockford (1985-present), the Eddy County Farmers Union (1994-present), the Central Plains Water District (1995-present), and the Carrington Research Center Board (1994-2000). Mr. Weber is a governor of the Company.

Development Personnel

Mark Watne and Amy Phillips have assisted the Company in its organizational efforts. Mr. Watne has done so in his capacity as an employee of North Dakota Farmers Union. Ms. Phillips has been retained as an independent contractor by the Cooperative to be the Company's Project Manager pursuant to the terms of a consulting agreement discussed below.

Mark Watne. Mr. Watne (age 40) is currently employed by North Dakota Farmers Union as a Cooperative Development Specialist. He also owns and operates a 1600-acre farm northwest of Velva, North Dakota. He is a graduate of North Dakota State University (1982), with a degree in agricultural mechanization. He currently serves as President of the Quentin Burdick Center for Cooperatives' Advisory Board, and is a Board member of Oilseed Partners LLC and Oilseed

Growers LLC. The interim Board of Governors has appointed Mr. Watne to the position of executive secretary for the Company. Mr. Watne has not and will not receive compensation from the Company for his assistance through the close of the equity offering.

Amy Phillips. Ms. Phillips (age 42) resides in Hanover, Maryland. She obtained her Bachelors of Business Administration-Management Degree in 1982 from Towson University in Baltimore, Maryland. Subsequent to graduation, she has worked continuously in project management, operations management, and consulting in the hospitality and leisure industry. Her operations experience includes major international hotel and restaurant companies. Ms. Phillips' experience from 1993-2002 is summarized below:

> *AECOM Technology Corporation.* From 2000-2002, Ms. Phillips served as Vice-President of the Leisure Group division of AECOM Technology Corporation, Los Angeles, California. AECOM Technology Corporation is the largest professional practice firm worldwide with over 10,000 employees. AECOM provides integrated professional services (including architecture, interiors, engineering, and construction) in numerous industries. Ms. Phillips was responsible for the initial development of the Leisure Group division including coordinating public relations, sales and marketing, and general management. Ms. Phillips resigned from her position with AECOM due to a family member's illness, which caused her to return to her home state of Maryland.
>
> *Formation Development, LLC.* Ms. Phillips founded this company in 2000 and served as its President. This company was formed to the purpose of providing development services for a single project — the redevelopment of Windermere Island Club, a luxury resort in the Bahamas. The cost of this redevelopment project was approximately $100 Million. Ms. Phillips was responsible for all aspects of the project. When the project was completed, Ms. Phillips moved to Los Angeles to accept the position with AECOM Technology Corporation.
>
> *RTKL Associates, Inc.* From 1997-2000, Ms. Phillips served as Associate Vice President/Business Development for RTKL Associates, Inc., Los Angeles, California. RTKL Associates provides architecture, interiors, and engineering services. RTKL is one of the nation's largest Architectural/Engineering firms with over 600 employees. Ms. Phillips primary duties included hiring, training and managing sales and marketing personnel with a focus of developing the domestic market for the company. Ms. Phillips resigned her position with RTKL to form Formation Development, LLC, in 2000.
>
> *Cini-Little International, Inc.* From 1993-97, Ms Phillips served in the roles of Regional Manager, Operations Director, and Senior Analyst for this international restaurant and hospitality consulting firm. She resigned to accept employment with RTKL Associates, Inc.
>
> *Consulting Agreement with Ms. Phillips.* The Ultimate Value Added Cooperative (through funding supplied by grants) has entered into a Consulting Agreement with Ms. Phillips to be the Project Manager. She will be responsible for site selection, retaining the initial employees, lease negotiations, arranging debt financing, site renovations, obtaining requisite permits/licenses, pre-opening public relations and marketing, and all other development activities. Ms. Phillips has and will continue to devote her efforts on a full time basis to the restaurant project. Ms. Phillip's term of engagement is for a period of twelve (12) months, commencing June 7, 2002. Ms. Phillips is compensated at the rate of

$8,970.83 per month, and is reimbursed out-of-pocket expenses. All payments to Ms. Phillips under this contract will be made by the Cooperative. The Cooperative has received funding from Farmers Union Insurance Company, for the purpose of defraying the project's costs, including all payments to Ms. Phillips. The Company is not liable to the Cooperative or any other parties to repay such expenditures made on its behalf. Prior to the conclusion of the initial term of the contract, the Company, the Cooperative, and Ms. Phillips will discuss her continued role. Ms. Phillips has expressed her agreement to continue the contract through the opening of operations and beyond as the parties deem appropriate.

Farmers Union Insurance Company is a wholly-owned subsidiary of the North Dakota Farmers Union. A goal of both North Dakota Farmers Union and its subsidiary Farmers Union Insurance Company is to sustain, enhance and encourage the growth of the agricultural community. Both North Dakota Farmers Union and its insurance subsidiary have advanced funds (as grants or preferred stock investments) in the past for various rural economic development and agricultural value added initiatives. In addition to supporting new business initiatives, North Dakota Farmers Union also supports over one hundred (100) affiliated supply and marketing cooperatives with education programs, focus meetings, and other programs. The funding provided by Farmers Union Insurance for the Agraria project will be invested directly into the Cooperative, which in turn will make a grant to the Company. The Company has no liability to the Cooperative, North Dakota Farmers Union, or Farmers Union Insurance to repay such grant funds. Farmers Union Insurance will receive non-voting preferred stock in the Cooperative in return for its investment. As discussed below (see "The Company's Relationship With The Ultimate Value-Added Cooperative"), the Cooperative will receive five percent (5%) of the Company's net income in return for transferring certain intellectual property and defraying organizational expenses. The funds received by the Cooperative will be used for educational and development activities, which is consistent with the core purposes of both North Dakota Farmers Union and its insurance subsidiary.

Election of Governors; Remuneration; Ownership

Upon capitalization of the Company, a membership meeting will be convened, at which time a permanent Board will be elected.

A majority of the Board of Governors must be elected from the Class A Members. The remaining Governors may be elected from either the Class A or Class B Members. All elections are " at large" meaning that all Members will vote for each vacant Governor position.

Since no securities have been offered and none are outstanding, the current Governors do not own any Units of the Company. The interim Governors have not received any remuneration from the Company for their services. Future remuneration of Governors will be established by the permanent Board of Governors.

CERTAIN PROVISIONS OF NORTH DAKOTA LAW

Certain provisions of North Dakota law allow for the indemnification of and limitation of liability of persons serving as governors on the Board. These provisions are set forth in the Company's Articles of Organization, which are consistent with the protections afforded by North Dakota statutes.

INTEREST OF MANAGERS AND OTHERS IN CERTAIN TRANSACTIONS

The Company is not party to any transactions with any governors or officers of the Company, any nominee for elections as a governor, any principal security holder, any promoter of the issuer (which would include the organizers of the Company - - Blaine Lundgren, Terry Ulrich, and Lisa Swanson Faleide), or any relative or spouse of the foregoing.

THE COMPANY'S RELATIONSHIP WITH THE ULTIMATE VALUE-ADDED COOPERATIVE

All of the development work for the Company was conducted through the efforts and financing of the Ultimate Value-Added Cooperative (the "Cooperative"). The Cooperative is closely aligned with and supported by North Dakota Farmers Union ("NDFU"). The "family farmer" restaurant concept and associated intellectual property (logo, trademark application, business data, business plan, marketing studies and supporting data, operating manuals, menus, and site information) were contributed to the Company by the Cooperative under the following conditions:

(a) The Cooperative shall be responsible for exploring expansion of the restaurant concept to different sites and locations. The Company and its Members agree not to expand to additional locations without the consent and involvement of the Cooperative. In the event of expansion, certain management and business functions may be centralized into the Cooperative (e.g. management, procurement, marketing, etc.), thereby allowing each restaurant unit to be more profitable.

(b) In return for its organizational efforts, and anticipated future efforts, five percent (5%) of the Company's net income shall be paid to the Cooperative, or its assigns. These funds will be dedicated to cooperative education and development.

"Anticipated future efforts" includes continued work on developing relationships with suppliers of food products that have linkages to family farmers (most of such suppliers are located in the upper plains and mid-western states), the development of future restaurant sites, and the development of initiatives that generally benefit family farms and rural communities.

Additionally, in the event that the restaurant concept is expanded to additional restaurants, whether in the initial market or new markets, the Company and the Cooperative may determine that a separate legal entity is the most appropriate legal and business structure for each such new restaurant site. If so, the Members of the Company shall have the first right to participate in purchasing equity ownership of any such new entity. Such rights shall be consistent with the preemptive right respecting new equity of the Company; therefore, each Member will have the right to participate in the same ownership ratio as that Member currently has in the Company.

The payment of five percent (5%) of the Company's net income obviously reduces net income available to be distributed to the members. Although the members of the Company will potentially derive some direct or indirect benefit from the expenditures made by the Cooperative (for cooperative education and development), you nevertheless should evaluate this business arrangement when determining whether to make an investment in the Company.

DESCRIPTION OF MEMBERSHIP UNITS; SUMMARY OF MEMBER CONTROL AGREEMENT

Outstanding Units

The Company has no equity securities outstanding.

Membership Units - Class A & Class B

Membership Units purchased by agricultural producers will be designated as Class A Units, and those purchased by non-producers will be designated as Class B Units. The Board of Governors of the Company reserves sole discretion to determine whether a person is an agricultural producer, and may establish policies related thereto. The Units are identical in all respects, with the exception that at least a majority of the Board of Governors must be owners of Class A Membership Units.

Summary of Member Control Agreement

The primary attributes of ownership of Membership Units are set forth in the Member Control Agreement. The following summary of the Member Control Agreement is qualified in its entirety by the full text of the Agreement. Each prospective Member should review the Member Control Agreement in its entirety and should seek legal and business advice as necessary to understand that document.

(a) Types of Membership Interest (Article II). Membership Units purchased by agricultural producers will be designated as Class A Units, and those purchased by non-producers will be designated as Class B Units. The Units are identical in all respects, with the exception that at least a majority of the Board of Governors must be owners of Class A Membership Units. All members of the Company must also be members of the Ultimate Value-Added Cooperative and North Dakota Farmers Union.

(b) Voting (Section 2.6). Each Member is entitled to one vote, regardless of the number of Units owned. Voting by proxy and cumulative voting are not allowed. All actions shall be decided by an affirmative vote, except for certain defined extraordinary actions which require a super-majority vote (66 2/3%), as set forth in Article X (see paragraph (k) below).

(c) Preemptive Rights (Section 2.9). The Member Control Agreement grants to the Members preemptive rights, so that each Member has the right to maintain his/her/its proportionate ownership interest in the Company before new contributions can be accepted. Certain exceptions apply as stated in Section 2.9(b) and stated as follows:

2.9 Preemptive Rights.

(a) When Preemptive Rights Arise. A Member has a Preemptive Right whenever the Company has approved the acceptance of contributions from (or entering into a Contribution Agreement with) any Person.

(b) Exemptions from Preemptive Rights. No Preemptive Rights arise as to contributions to be accepted from (or Contribution Agreements to be entered into with) other Persons when the contribution is:

(i) to be made in a form other than money;

(ii) to be made or reflected pursuant to a plan of merger or exchange; or

(iii) to be made or reflected pursuant to a plan of reorganization approved by a court of competent jurisdiction pursuant to a state or federal statute.

(d) Relationship With the Ultimate Value-Added Cooperative (Section 2.11). The Company has a working relationship with the Ultimate Value-Added Cooperative as all of the development work of the Company was conducted through the efforts and financing provided by the Cooperative. As a result of this relationship, the Cooperative has certain responsibilities and rights regarding the Company's current and future activities (described on page 28).

(e) Meetings of Members (Article III). Annual meetings are required. A quorum for a meeting is ten percent (10%) of the first one hundred (100) Members plus five percent (5%) of additional Members; provided, however, that a quorum shall never be more than fifty (50) Members nor less than five (5) Members.

(f) Board of Governors (Article IV). The Board of Governors shall be comprised of that number of persons as determined by the Members. The Agreement defines how governors will be elected or appointed. At least a majority of the Board must be elected from the Class A Members. The remaining Governors may be elected from either Class A or Class B Members. The Board shall take action upon an affirmative vote of a majority of the Governors present at a duly held meeting.

(g) Managers (Article V). The managers of the Company are a Chief Manager (who shall be designated "President" of the Company), Chief Financial Manager (who shall be designated "Treasurer" of the Company), and Secretary. The Board of Governors may also elect a Vice-President, and such other managers or agents as it deems necessary for the operation and management of the Company. The duties of each manager are set forth in Article V. Certain of the duties may be delegated to staff personnel.

(h) Capital Contributions (Article VI). A limited liability company, for accounting and tax purposes, operates like a partnership. Therefore, each Member will have a capital account showing his/her/its capital contributions with adjustments for allocated income or losses.

(i) Allocations and Distributions (Article VII). Income and loss are allocated to the Members in proportion to Units owned. Moreover, distributions are made in the same manner - based on Units owned.

(j) Transfer of Membership Units (Article IX). The Units may be transferred only with the consent of the Board of Governors.

(k) Super-Majority Action (Article X). The Board of Governors may not enter into or make certain actions or decisions without the approval of at least 66 2/3% of the Voting Interests in the Company. Transactions subject to super-majority approval include a sale of the Company, conversion into a different legal entity, merger, or dissolution.

(l) Distributions Upon Liquidation (Section 11.3). The Agreement provides that, after payment of liabilities and establishment of necessary reserves, all distribution proceeds would be paid to the Members in proportion to Units owned.

(m) Amendment (Article XIII). This Article states that the Agreement may be modified or amended upon consent of a simple majority of the Voting Interests.

PLAN OF DISTRIBUTION OF EARNINGS

Distributable cash from operations will be distributed to each Member in proportion to the Class A Units and Class B Units owned by the Member, consistent with the Member Control Agreement. The Member Control Agreement provides for a minimum distribution of thirty percent (30%) of net income, after all previous cumulative losses have been recovered and assuming a minimum net income of $50,000 in any given year. Such amounts may be distributed only if the Company is in compliance with various loan covenants as set forth in any loan documents.

LEGAL MATTERS

The validity of the units offered by this Offering Circular and certain other legal matters will be passed on for the Company by Gunhus, Grinnell, Klinger, Swenson & Guy, Ltd., Fargo, North Dakota. There are currently no legal proceedings pending, or threatened against, the Company.

EXPERTS

Eide Bailly, LLP, a certified public accounting firm, has prepared the unaudited financial statements included as Exhibit C to this Offering Circular.

FEDERAL INCOME TAX CONSEQUENCES

Federal Income Tax Aspects

The following is a summary of certain material and tax considerations which may be relevant to a prospective member. This section sets forth the tax opinion of our legal consult, Gunhus, Grinnell, Klinger, Swenson, and Guy, Ltd., as to the material, federal, and tax consequences relating to an investment in Units of the Company. You should know that the legal opinion of our counsel does not assure the intended tax consequences because it does not bind either the Internal Revenue Service or the Courts. No rulings have been or will be requested from the IRS regarding the tax matters we described.

This section assumes each investor is an individual and does not generally discuss the federal income tax consequences to corporate tax payers, or other entities. It is impractical to comment on all aspects of Federal, state or local income tax laws which may affect the tax consequences of participating in the Company, particularly since such consequences are often uncertain and complex and many of them will not be the same for all taxpayers. As a consequence, each prospective Member should satisfy himself as to the income and other tax consequences of his participating in the Company by obtaining advice from his own tax adviser. As explained below, there exists uncertainty concerning some tax consequences of the proposed activities.

Classification as a Partnership

In the opinion of tax counsel, the Company will be taxed as a partnership for Federal Income Tax purposes. The Company has not sought a ruling from the IRS on classification as a partnership for Federal Income Tax purposes or any other matter and it does not plan to do so. The Treasury Department has issued "check the box" regulations which allow an unincorporated entity to elect to be taxed either as a corporation or a partnership, unless the entity is considered a publicly traded partnership or the entity elects to be taxed as a corporation. The Company has elected to be taxed as a partnership, to achieve single level taxation.

Publicly Traded Partnership Rules

To qualify for taxation as a partnership, the Company must not be treated as a publicly traded partnership under Section 7704 of the Tax Code. Generally, the Tax Code provides that a publicly traded partnership will be taxed as a corporation. The Tax Code defines a publicly traded partnership as a partnership whose interests are traded on an established securities market, or are readily tradable on a secondary market (or the substantial equivalent). The Company is subject to the publicly traded partnership rules because it has elected to be classified and taxed as a partnership.

The Company believes that it will not be treated as a publicly traded partnership provided that transfers of Membership Units are made only pursuant to the "safe harbors" permitted in the Articles of Organization, the Member Control Agreement and described below. Under Section 1.7704-1 of the Treasury Regulations, interest in a partnership are not considered traded on an established securities market or readily tradable on a secondary market or its substantial equivalent unless the partnership participates in the establishment of the market or the inclusion of interest in a market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner's interests or admitting the transferee as a partner.

The Company does not intend to list the Class A Units or Class B Units on any stock exchange or the NASDAQ Stock Market, nor will it provide any information to broker-dealers which would enable broker-dealers to trade Membership Units under Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. In addition, Article IX of the Member Control Agreement generally only permits transfers of Membership Units that will preserve the partnership tax status of the Company by complying with the provisions of the Treasury Regulations. These generally provide that interests will not be treated as readily tradable on a secondary market or its substantial equivalent if the interests are transferred only pursuant to "safe harbors" that include:

(a) "private" transfers;

(b) qualified redemptions and repurchases; and

(c) transfers pursuant to a qualified matching service.

"Private" transfers include, among others:

(1) transfers in which the transferee's tax basis is determined by reference to the transferor's tax basis in the interest transferred;

(2) transfers by reason of death, including transfers from an estate or testamentary trust;

(3) transfers, including gifts, between members of a "family" (within the meaning of Section 267(c)(4) of the Tax Code);

(4) transfers from retirement plans qualified under Section 401(a) of the Tax Code or an IRA; and

(5) "block" transfers which is any transfer by a Member and any related person as defined in the Tax Code in one or more transactions during any 30 calendar day period or interest representing in the aggregate more than two percent of the total interests in partnership capital or profits.

Transfers pursuant to a qualified redemption or repurchase are disregarded in determining whether interests are readily tradable on a secondary market if several conditions are met. First, the redemption or repurchase cannot occur until at least 60 days after the partnership receives written notice of the Member's intent to exercise the redemption or repurchase right. Second, either the purchase price is not established until at least 60 days after receipt of notification or the purchase price is established not more than four times during the entity's tax year. Third, the sum of the interests in capital or profits transferred during the year, other than in private transfers, cannot exceed 10 percent of the total interests in partnership capital or profits.

Transfers through a qualified matching service also are disregarded in determining whether interests are readily tradable. A matching service is qualified only if:

- it consists of a computerized or printed system that lists customers' bid and/or ask prices in order to match members who want to sell with persons who want to buy;

- matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest;

- the seller cannot enter into a binding agreement to sell the interest until the fifteenth calendar day after his interest is listed, which date must be confirmable by maintenance of contemporaneous records;

- the closing of a sale effected through the matching service does not occur prior to the forty-fifth calendar day after the interest is listed;

- the matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price, nonfirm price quotes, or quotes that express an interest in acquiring an interest without an accompanying price, nonbinding indications of interest;

- the matching service does not display quotes at which any person is committed to buy or sell a interest at the quoted price (firm quotes);
- the seller's information is removed within 120 days of its listing and is not reentered into the system for at least 60 days after its deletion; and
- the sum of the percentage interests transferred during the entity's tax year, excluding private transfers, does not exceed 10 percent of the total interests in partnership capital or profits.

Federal Taxation of the Company and its Members

Under the Code, no Federal income tax is paid by a partnership. If the Company is treated as a partnership for Federal income tax purposes, the Members of the Company will be required to report on their Federal income tax returns their distributive share of all items of the Company's income, gain, loss, deduction, credit and tax preference for any taxable year of the Company ending within or with their taxable year, without regard to whether such Members have received or will receive any distributions from the Company. Thus, it is possible for a Member to be liable for Federal income taxes in excess of the amount of cash distributed to him.

In the event the Company is treated in any taxable year as an association taxable as a corporation and not as a partnership for Federal income tax purposes, no losses of the Company could be deducted by its Members on their personal income tax returns. (Such losses would be taken by the Company against its income, if any.) Further, the Company's income would be subject to the corporate income tax and any distributions from the Company to Members would not be deductible by the Company and would be taxable to the Members at ordinary income tax rates (i.e., as dividends) to the extent of the Partnership as an association taxable as a corporation would therefore result in a material reduction in the anticipated cash flow and after-tax return to investors from an investment in the Company.

State Taxation of the Company and the Members

Members generally are subject to tax in their state of residence as well as in those states in which the entity does business if their share of income exceeds the minimum filing requirements. Since the Company will potentially be doing business in several states, this could create a substantial reporting burden for the Members. Members should consult their tax advisors with respect to the treatment of the membership in the Company, the tax laws of their state of residence and any state in which the Company may do business.

Tax Basis and Other Limitations on Loss Deductions

As described below, a Member is subject to three distinct, but related, provisions that limit his ability to utilize net losses from the Company. If one or more of these limitations apply to a Member in a particular taxable year, a Member may not deduct all or a part of his share of Company net losses for such year. To the extent that net losses attributable to a Member's interest cannot be utilized to offset certain other taxable income in the current year, including salary, active business income and portfolio income, such losses will be suspended and carried forward and applied against Company income (other than portfolio income) or income from other passive sources in future years. The ability to utilize net losses from the Company also may be limited in a particular taxable year to the Member's tax basis in his interest in the Company or to the Member's amount "at risk". Upon a complete disposition by a Member of his interest in the Company, any remaining suspended losses will be allowed to the extent such losses do not exceed the lower of his tax basis in the Interest in the Partnership or his amount "at risk".

Limitations of Loss Deductions From Passive Activities

The Tax Code provides that losses from a trade or business activity in which a taxpayer does not "materially participate" will not be allowed to offset certain other taxable income of that taxpayer, including salary, active business income and "portfolio income" (such as dividends, interest, royalties and non-business capital gains). Losses attributable to a membership interest, such as those in the Company, are treated as arising from a nonparticipating or "passive" trade or business activity. Such losses generally can be used only to offset passive income from the partnership or from other passive activities.

Limitations on Loss Deductions under Section 465

Under Section 465 of the Code, the amount of losses (excess of allowable deductions over income) which individuals and certain corporations may deduct with respect to most business and investment activities, are limited to the amount which the individual or corporation is "at risk" with respect to such activity. Losses disallowed for the taxable year because of the "at risk" limitations can be carried forward indefinitely and utilized in a subsequent year if then permitted by the "at risk" limitation. Initially, a Member will be "at risk" as to the Company for an amount equal to the cash paid for his Membership Interests. In subsequent years, a Member's amount "at risk" generally will be increased by his allocable share of the Company's undistributed taxable income and reduced by his allocable share of the Company's losses and the Company's distributions.

Tax Basis of Membership Interests

Generally, the tax basis of interests of a Member in the Company will be equal to the amount of cash contributed by the Member to the Company, increased by the Member's share of Company income, and decreased by losses utilized by the Member against other income.

The tax basis on Membership Interests in the Company is important because a Member cannot deduct his share of Company losses in excess of his basis (subject also to the "at risk" limitation discussed above). Furthermore, the tax basis is used in determining if gain is realized on cash distributions and in measuring gain or loss upon a partial or complete disposition of a Member's Interests in the Company.

Disposition of Units

Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the member's basis in the Units sold. The amount realized for this purpose includes cash and the Fair Market Value of other property received plus the member's share of the Company's debt. Since the debt is included in both the amount realized and the member's tax basis in the Units sold, it is possible that a member could have tax liability on sale that exceeds the proceed of the sale, although this is unlikely, for a typical business operation that has substantial equity investment by the members.

Gain or loss recognized by a Unit holder on the sale or exchange of a Unit held for more than one year, generally will be taxed as long term capital gain or loss. A portion of this gain or loss, however, will be separately computed and taxed as ordinary income, or loss under Internal Revenue Code § 751 to the extent attributable to depreciation recapture or "other unrealized receivables" or "substantially appreciated inventory" owned by the Company. The Company will adopt conventions to assist those members that sell Units in the apportioning the gain among the various categories.

Tax Returns and Tax Information

The Company will furnish each Member Information on Schedule K-1, Form 1065, to enable him to file Federal, state, and local tax returns, although the preparation and filing of such tax returns will be the personal responsibility of the Member. The Company will annually file a federal information return on Form 1065.

The IRS may audit our tax returns and may disagree with the tax positions taken on our returns. If challenged by the IRS, the courts may not sustain the position we take on our tax returns. An audit of our tax returns could lead to separate audits of your tax returns, especially if adjustments are required, which could result in adjustments on your tax returns. This could result in tax liabilities, penalties and interest to you.

F:\Users\SLB\Agraria, LLC\SEC Form 1-A Amendment 7 (Feb21 2003)

“PART F/S”

Index

1. Historical Financial Statements

AGRARIA LLC
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
(UNAUDITED)
OCTOBER 31, 2002

AGRARIA LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
(UNAUDITED)
OCTOBER 31, 2002

	2002
ASSETS	
CURRENT ASSETS	
Cash	$ -
Prepaid expense	-
Total current assets	-
PROPERTY AND EQUIPMENT	-
Less accumulated depreciation	-
Net property and equipment	-
OTHER ASSETS	-
Less accumulated amortization	-
Net other assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ -
Current portion of long-term debt	-
Total current liabilities	-
LONG-TERM DEBT	-
Less current portion	-
Net long-term debt	-
MEMBERS' EQUITY	-
Total liabilities and members' equity	$ -

AGRARIA LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
(UNAUDITED)
FOR THE PERIOD JULY 2, 2002 (INCEPTION) THROUGH OCTOBER 31, 2002

		2002
OPERATIONS		
REVENUE		
Dining revenue	$	-
Bar revenue		-
Catering revenue		-
Merchandise sales		-
		-
COST OF SALES		-
GROSS PROFIT		-
EXPENSES		
Salaries & Wages		-
Benefits		-
Pre-opening Costs and Smallwares		-
Direct Operating Expenses		-
Insurance Premiums		-
Music & Entertainment		-
Marketing & Advertising		-
Utilities		-
Repairs & Maintenance		-
Training		-
License & Fees		-
Building Lease		-
Administrative & General		-
Franchise Fee		-
Depreciation		-
Amortization		-
Interest		-
Other		-
		-
NET INCOME (LOSS)	$	-
MEMBERS' EQUITY		
BALANCE, BEGINNING OF PERIOD	$	-
Contributions		-
Net Income (Loss)		-
BALANCE, END OF PERIOD	$	-

AGRARIA LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
OCTOBER 31, 2002

	2002
OPERATING ACTIVITIES	
Net income (loss)	$ -
Charges and credits to	
net income (loss) not affecting cash	
Depreciation	-
Amortization	-
Change in assets and liabilities	
Prepaid expense	-
Accounts payable	-
NET CASH FROM OPERATING ACTIVITIES	-
INVESTING ACTIVITIES	
Purchase of property and equipment	-
FINANCING ACTIVITIES	
Member equity contributions	-
Proceeds from long-term debt	-
Payments for loan origination costs	
Principal payment	-
NET CASH FROM (USED FOR) FINANCING ACITIVITIES	-
NET CHANGE IN CASH	-
CASH, BEGINNING OF YEAR	-
CASH, END OF YEAR	$ -

AGRARIA LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
OCTOBER 31, 2002

NOTE 1 - NATURE OF OPERATIONS

Principal Business Activity

Agraria LLC (a North Dakota Limited Liability Company) was organized to obtain equity ownership and debt financing to construct, own and operate an upper medium restaurant that has a focus on awareness of the American family farm. The Company has an interim Board of Governors, but has no members at this time. The restaurant will provide high quality food, service and ambience through a family style restaurant. The restaurant will be located on either the east coast or Pacific Northwest. Agraria LLC (the Company) began operation on July 2, 2002. As of October 31, 2002, the Company is in the development stage with its current efforts being principally devoted to organizational, project feasibility and financing activities.

Fiscal Reporting Period

The Company has a December 31 fiscal year for financial reporting purposes.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles. This method recognizes revenues as earned and expenses as incurred.

Revenue Recognition

Revenue from the restaurant, bar and catering will be recorded upon delivery to customers. Interest income is recognized as earned.

Organizational, Start-Up and Offering Costs

Organizational, start-up and offering costs have been incurred and paid by are expenses as incurred. All the development work, including organizational, start-up and offering cost, for Agraria LLC were conducted through the efforts and financing of the Ultimate Value-Added Cooperative. In return, for its intellectual property and organizational efforts, five percent (5%) of Agraria LLC's annual net income shall be paid to the Ultimate Value-Added Cooperative.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense currently. When depreciable properties are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided for over the estimated useful lives ranging from 8 to 39 years of the individual assets using the straight-line method..

Financing Costs

Financing costs will be amortized over the life of the loans, which is 8 years.

Advertising Costs

All advertising and promotion costs are expensed as incurred.

Income Taxes

The Company is organized as a limited liability company under state law. Under this type of organiation, the company's earnings pass through to members and are taxed at the member level.

PART III - EXHIBITS

INDEX TO EXHIBITS

Exhibit	Description
1	Articles of Organization
2	Member Control Agreement
3	Subscription Agreement
4	Escrow Agreement
5	Opinion Of Legal Counsel
6	"Test The Waters" Material
7	Tax Opinion
8	Letter agreement dated June 14, 2002, to Amy Phillips from Mark Watne, as Executive Secretary of Ultimate Value Added Cooperative

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jamestown, State of North Dakota, on February 20, 2003.

Issuer: Agraria, LLC

By: /s/ Blaine Lundgren
Blaine Lundgren, President

This Offering Statement has been signed by the following governors, representing a majority of the Board of Governors:

Blaine Lundgren
Woody Barth
Brad Weber
Charles Linderman
Lisa Swanson Faleide

The signatures of said governors are set forth in the attached signature pages.

The company does not currently have any employees, including a Chief Executive Officer, or Chief Financial Officer.

Signature Page to
AGRARIA, LLC FORM 1-A

Blaine Lundgren

Blaine Lundgren, Governor

Date: 2-20-03

Signature Page to
AGRARIA, LLC   FORM 1-A

Charles Linderman, Governor

Date: February 20, 2003

Signature Page to
AGRARIA, LLC FORM 1-A

____
Woody Barth, Governor

Date: February 20, 2003

Signature Page to
AGRARIA, LLC FORM 1-A

Lisa Swanson Faleide/Governor

Date: February 20, 2003

Signature Page to
AGRARIA, LLC FORM 1-A

Brad Weber

Brad Weber, Governor

Date: February 20, 2003